Exhibit 99.1

Nayax Provides Q3 2022 Preliminary KPI Data
Plans to Announce Third Quarter 2022 Financial Results
on Wednesday November 16, 2022

HERZLIYA, Israel, October 20, 2022 -- Nayax Ltd. (TASE: NYAX), a global commerce enablement and payments platform designed to enable retailers to provide consumers with digital, cashless, connected commerce experiences, and enhance consumer loyalty and conversion, today announced that it will release its financial results for the third quarter of 2022 on Wednesday, November 16, 2022. Details of the calls can be found below.

“Nayax delivered outstanding results in the third quarter, with preliminary revenue growth of 52% over the prior year quarter," said Yair Nechmad, Chief Executive Officer and Chairman of the Board. “We continued to see business momentum and strong demand across our global and diverse footprint, highlighted by strong customer additions and higher growth in managed and connected devices. Our Q3 results reflect some of the best performances in Nayax’s history and the consistent performance shows that the Nayax team is executing exceptionally well on our strategic growth pillars. We are pleased with the ongoing business momentum and strong results we have seen throughout the year, giving us the confidence in our differentiated market position and growth outlook.”

Revenue for Q3 2022 is expected to be between $46.5 million and $47.5 million, an increase of 52% in comparison to Q3 2021. For all Q3 2022 revenue related calculations (both IFRS and non-IFRS calculations, as provided below) the mid-point of the preliminary revenue range was taken; the mid-point of total revenues is $47.0 million.

	Q3 2022	Q3 2021	YoY/ %	Q3 2022	Q2 2022	QoQ/ %
Recurring Revenue ($M) (*)	$26.8	$19.7	$7.1/ 36%	$26.8	$25.4	$1.4 / 6%
POS Devices Revenue ($M) (**)	$20.2	$11.2	$9.0/ 80%	$20.2	$15.8	$4.4 / 28%
Total Revenue ($M) - IFRS	$47.0	$30.9	$16.1 / 52%	$47.0	$41.2	$5.8 / 14%

(*) Recurring Revenue, a non-IFRS item, is comprised of SaaS revenue and payment processing fees.

(**) POS Devices Revenue, a non-IFRS item, includes revenues that are derived from the sale of our hardware products, including approximately $3.6M generated by OTI, consolidated for the first time in Q3 2022.

•	Number of Managed and Connected Devices was approximately 685,000, an increase of 48% over Q3 2021.

	As of Sep 30, 2022	As of Sep 30, 2021	YoY/ %	As of Sep 30, 2022	As of Jun 30, 2022	QoQ/ %
# Of Managed and Connected Devices	685,000(*)	463,000	222,000 / 48%	685,000(*)	595,000	90,000 / 15%

(*) Number of managed and connected devices includes 47,000 generated by OTI, consolidated for the first time in Q3 2022.

•	Number of Customers grew to approximately 42,000, an increase of 56% over Q3 2021.

	As of Sep 30, 2022	As of Sep 30, 2021	YoY/ %	As of Sep 30, 2022	As of Jun 30, 2022	QoQ/ %
# Of Customers	42,000	27,000	15,000 / 56%	42,000	38,000	4,000 / 11%

•	The number of Processed Transactions during Q3 2022 was approximately 341 million, an increase of 56% over Q3 2021

	Q3 2022	Q3 2021	YoY/ %	Q3 2022	Q2 2022	QoQ/ %
Processed Transactions Volume (M)	341M	218M	123M / 56%	341M	316M	25M / 8%

Use of Non-IFRS Financial Information and Other Company Metrics

The Company supplements its consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain non-IFRS financial information, including Recurring Revenue and POS Devices Revenue, and certain other metrics (which are not considered non-IFRS financial information), including # Of Managed and Connected Devices, # Of Customers and Processed Transactions Volume.

The Company believes that this information provides investors with greater insight, increased transparency and allows for a more comprehensive understanding of the information used by management in its financial and operational decision-making. In addition, the Company believes that the non-IFRS financial information and other metrics provide useful information to investors by reflecting additional ways of viewing Nayax's operations that help our investors to better understand the long-term growth trends of our business, and facilitates easier comparisons of our growth over different periods.

Reconciliation of non-IRFS measures to their most directly comparable IFRS measures is included above. These non-IFRS financial measures should be considered in addition to, and not as a replacement for, or superior to, the comparable IFRS measure, and may not be comparable to similarly titled measures reported by other companies

Conference Call

Nayax will host two conference calls and webcasts. The first in English and the other in Hebrew to discuss third quarter 2022 results on November 16, 2022. The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time, followed by the conference call in Hebrew at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time Participating on the call will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

We encourage participants to pre-register for the conference call using the link below.  Callers who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call start time. You will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time

To pre-register, go to:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10020395&linkSecurityString=187e0eaf56

For those who are unable to pre-register, kindly join the conference call by using one of the dial-in numbers or clicking the webcast link below.

U.S. TOLL-FREE: 1-855-327-6837
ISRAEL TOLL-FREE: 1-809-458-327
INTERNATIONAL TOLL-FREE: 1-631-891-4304
WEBCAST LINK:

https://viavid.webcasts.com/starthere.jsp?ei=1573909&tp_key=6bcef1ee6f

Participants may also register and join the conference call by visiting the Events section of the Nayax website, found here: https://ir.nayax.com/events-and-presentations/default.aspx

A replay of the conference call will be available from November 16, 2022 following the call, until November 30, 2022. To access the replay, please dial one of the following numbers:

Replay TOLL-FREE: 1-844-512-2921
Replay TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10020395

An archive of the conference call will be available on Nayax's Investor Relations website

https://ir.nayax.com/overview/default.aspx

Conference call in Hebrew at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time
https://us02web.zoom.us/webinar/register/WN_ASq9su4QQLiuA9zD8fNlQQ

ABOUT NAYAX

Nayax is a global commerce enablement and payments platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across channels. Today, Nayax has 9 global offices, over 800 employees, connections to more than 80 merchant acquirer and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. Visit www.nayax.com for more information.

Forward looking statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this registration statement can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; general economic, political, demographic and business conditions in Israel; fluctuations in inflation and exchange rates in Israel; our ability to implement our growth strategy; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to compete and conduct our business in the future; changes in consumer tastes and preferences; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; and other risk factors discussed under “Risk Factors” in Amendment No. 1 to our Registration Statement on Form 20-F filed with the SEC on September 12, 2022 (our "Registration Statement"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Registration Statement. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Investor Relations Contact:

ICR, Inc.
ir@nayax.com